WINDERWEEDLE, HAINES, WARD & WOODMAN, P.A.
                             390 NORTH ORANGE AVENUE
                                   SUITE 1500
                             ORLANDO, FLORIDA 32801

Please Reply To:                                                  GARY D. LIPSON
Orlando                                              Direct Dial: (407) 246-6577

                                 January 2, 2007
H. Yuna Peng,
Attorney
United States Securities and
    Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Mail Stop 3561

         RE:      Last Mile Logistics Group, Inc.
                  Registration Statement on Form 10-SB
                  Filed November 7, 2006
                  File No. 000-52301

Dear Ms. Peng:

         This letter is written in response to your letter dated December 4, 2006 addressed to Regina R. Flood with regard to the Registration Statement on Form 10-SB (the "Registration Statement") of Last Mile Logistics Group, Inc. (the "Company"). As you will see, each of the Company's responses follows the comment of the Commission staff set forth in the December 4, 2006 letter.

         To expedite your review, a marked copy of the Amendment No. 1 to Registration Statement on Form 10-SB (the "Amendment") of Last Mile Logistics Group, Inc. is included with the paper copy hereof.

H. Yuna Peng
Attorney
January 2, 2007
Page 2

GENERAL

         1. Please be advised that your registration statement will automatically become effective in 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. In the event it appears that you will not be able to respond by the 60th day, you may wish to consider withdrawing your registration statement and refiling when you have cleared all of our comments.

         RESPONSE: The Company acknowledges its reporting obligations under the Securities Exchange Act of 1934.

HISTORY, PAGE 2

         2. Please tell us what constituted the "units of interest" of Chesapeake Logistics.

         RESPONSE: The phrase "units of interest" is inaccurate. The proper term is "units of ownership." The second sentence of the fifth paragraph of the "History" section on page 2 of the Amendment has been modified appropriately.

         3. We refer to the fifth paragraph. Please clarify what you mean by "The business of LMLG has become the only operating business of LMLG."

         RESPONSE: The first reference to "LMLG" in that sentence should have been a reference to Chesapeake Logistics. Consequently, the third sentence of the fifth paragraph of "History" on page 2 of the Amendment has been modified.

GOING CONCERN, PAGE 2

         4. Where you discuss your losses, please also include your revenues for the last fiscal year and interim stub.

         RESPONSE: The revenue figures have been included in the first paragraph under "Going Concern" on page 2 of the Amendment. Please also note that figures for the six month period ended June 30, 2006 or as of June 30, 2006 have been updated, as appropriate, to the nine month period ended September 30, 2006 or as of September 30, 2006.

H. Yuna Peng
Attorney
January 2, 2007
Page 3

INDUSTRY BACKGROUND AND TRENDS, PAGE 3

         5. We note your reference in this section to industry information provided by Forrester Research, Accenture and Northeastern University and other general references. Please revise your disclosure throughout the prospectus to indicate the date of each of the reports or resources you reference. Additionally, please revise throughout the document to either identify the sources of the general references you make or revise to attribute the information to the company, based on its own research, or revise to state that a particular statement is the company's belief. For example, revise to specifically identify the basis of the trends that will increase the demand for your services, such as "[g]rowth in [a]ging [p]opulation," "[n]eed for [r]etailers to [d]ifferentiate [t]hemselves," and "[r]etailers' [n]eed for [s]uperior [s]ervice and [p]roduct [a]vailability" or revise to state that such statements are the company's belief. Finally, please be advised that you must provide consents with respect to any statistics or other data provided that are not either attributed to the company or based on public information available for free or at a nominal cost. Revise throughout the document as appropriate.

         RESPONSE: Several changes have been made where indicated in the "Industry Background and Trends" section on pages 3 and 4, and in the "Customers" section on page 7, of the Amendment.

SERVICES BY CHESAPEAKE LOGISTICS, PAGE 5

         6. Please revise to describe what you mean by "turnkey `last mile" delivery of retail merchandise."

         RESPONSE: This line has been deleted as redundant with the phrase "Pickup and delivery of merchandise" in the same list under "Services Provided by Chesapeake Logistics" on page 5 of the Amendment.

OPERATIONS, PAGE 5

         7. Please clarify how you receive the merchandise you deliver. For instance, do you pick it up at your customer's store for ultimate delivery to the end consumer or is the merchandise dropped off in shipments at your facility and then delivered to each end consumer? Or is it determined on a case by case basis?

         RESPONSE: A new paragraph has been added as the second paragraph under "Operations-Scheduled Heavy Goods Delivery" at the bottom of page 5 of the Amendment. The first paragraph on page 6 of the Amendment has also been modified.

H. Yuna Peng
Attorney
January 2, 2007
Page 4

MARKETING, PAGE 7

         8. We note your disclosure that you anticipate implementing a more aggressive marketing strategy. To the extent you discuss future business plans or strategies, please add disclosure about the implementation costs, the source of funds and the potential timeline for implementing a plan or strategy.

         RESPONSE: The third paragraph of the "Marketing" section on page 7 of the Amendment has been substantially revised.

COMPETITION, PAGE 8

         9. Please expand your explanation "LVA(R)," which you utilize to educate prospective customers. For instance, how does LVA(R) quantify the improvement in economic value for the client?

         RESPONSE: The second paragraph of the "Marketing" section on page 7 of the Amendment has been substantially revised. In addition, paragraph 1. of the "Competition" section has been modified.

         10. Please revise to indicate that it is your belief that you differentiate yourselves from your competitors in the listed ways.

         RESPONSE: The first sentence of the second paragraph of the "Competition" section on page 8 of the Amendment has been revised.

GOVERNMENTAL REGULATION, PAGE 9

         11. We note your disclosure that your operations are subject to various state and local regulations and require permits and licenses. Also, you indicate that state and local authorities have the "power to regulate the delivery of certain types of shipments and operations within certain geographic areas." Further, you state that you are subject to safety requirements prescribed by the DOT and by state departments of transportation. Please discuss the above mentioned governmental regulation in greater detail and discuss whether you are in compliance with all applicable regulations.

         RESPONSE: The first paragraph of the "Governmental Regulation" section on page 9 of the Amendment has been substantially revised, and a new second paragraph has been added to the "Governmental Regulation" section on page 9 of the Amendment.

H. Yuna Peng
Attorney
January 2, 2007
Page 5

REPORTS TO SECURITY HOLDERS, PAGE 9

         12. Please provide the new address of SEC's Public Reference Room, which is now located at 100 First Street, NE, Washington, DC 20549.

         RESPONSE: The address of the SEC's Public Reference Room under "Reports to Security Holders" at the bottom of page 9 of the Amendment has been updated.

RISK FACTORS

         WE RELY UPON A SMALL NUMBER OF SIGNIFICANT CUSTOMERS..., PAGE 11

         13. You disclose on page 21 that you ceased to provide services to a slow-paying customer. If the customer whom you ceased to provide services is one of the significant customers, please discuss the event and its impact on your business.

         RESPONSE: The second paragraph of this section has been updated at the bottom of page 11 of the Amendment. In addition, a new paragraph has been added to this section at the top of page 12 of the Amendment.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS

         14. Please discuss the cost of being a public company and your ability to absorb these costs. These would include the costs of reporting and salaries to management.

         RESPONSE: A new section entitled "Costs of Being Registered under the Securities Exchange Act of 1934" has been added at the bottom of page 17 and the top of page 18 of the Amendment.

EXPENSES AS A PERCENTAGE OF SALES, PAGE 19

         15. Some of your explanations of changes in revenues and expenses are overly general in nature. Please review your discussion of results for all periods presented and modify your disclosure to indicate the facts and circumstances surrounding such individually significant change. For example, on page 21 you indicate that professional fees have increased for the periods presented due to increased legal and accounting fees, but do not explain why. On page 20, you do not specifically address the changes in "Other" general and administrative expenses although the increase in the line item in 2005 is very significant. Note that these instances are provided as examples, and are not meant to represent the only instances where expanded disclosure is required.

H. Yuna Peng
Attorney
January 2, 2007
Page 6

         RESPONSE: The section entitled "Year Ended December 31, 2005 Compared to Year Ended December 31, 2004" on pages 20 and 21 of the Amendment has been substantially revised. A new section entitled "Nine Months Ended September 30, 2006" has been included on pages 22 and 23 of the Amendment as a replacement for the former section which was entitled "Six Months Ended June 30, 2006."

         16. As a related matter, we note that throughout fiscal 2005 and during the subsequent interim period, courier services continued to decrease while freight services continued to rise. However, gross profit margin fell in fiscal 2005 and rose significantly during the subsequent interim period. We note that you attribute the recent increase in gross profit margin to the continuing change in business mix "from courier to freight services." If this is the case, please expand your comparative discussion of operations on page 20 to explain the business reasons for the fiscal 2005 decrease in gross profit margin.

         RESPONSE: The decrease in gross profit percentage from 2004 to 2005 is discussed in the section entitled "Year Ended December 31, 2005 Compared to Year Ended December 31, 2004" in the second paragraph on page 20 and in the first paragraph on page 21 of the Amendment. The increase in the gross profit percentage during the nine months ended September 30, 2006 is discussed in the section entitled "Nine Months Ended September 30, 2006" in the second paragraph on page 22 of the Amendment.

         17. We note that fuel is a component of cost of sales of increasing significance as a percentage of revenues over the years presented in your table. Supplementally explain to us and expand your discussion to include how you mitigate the effect increases in fuel cost have on gross margin. Include in your response and revised disclosure Chesapeake's policies related to fuel surcharges, and, if such surcharges exist, how they are billed, as well as their effect on revenues and fuel expense in each year presented, as appropriate.

         RESPONSE: This issue of fuel surcharges is explained in the section entitled "Year Ended December 31, 2005 Compared to Year Ended December 31, 2004" in last paragraph on page 20 of the Amendment and in the section entitled "Nine Months Ended September 30, 2006" in the third paragraph on page 22 of the Amendment.

         18. We note that bad debt expense has increased significantly both as a percent of revenues and in actual dollars during the six-month period ended June 30, 2006 from the annual periods ended December 31, 2005 and 2004, and that you have explained such increase on page 21 as stemming from collections difficulties with aging receivables. Supplementally explain to us and revise your disclosure throughout your filing, as appropriate, to indicate how and when you evaluate receivables for collectibility.

H. Yuna Peng
Attorney
January 2, 2007
Page 7

         RESPONSE: The Company has experienced a growth in the aging of receivables as it has transitioned to a freight delivery business, with greater flexibility in pricing and service requirements. As a result, the Company has been required to dedicate greater efforts to ensure proper billing and timely follow-up to ensure that adequate payment is made for services rendered. Management continuously monitors the aging of accounts receivable, including sending customer statements detailing unpaid invoices. Management assesses the adequacy of the allowance for bad debt on a quarterly basis.

         These matters are described in paragraph 4. in the section entitled "Nine Months Ended September 30, 2006" on page 22 of the Amendment, as well as in a new second paragraph that has been added to the "Liquidity and Capital Resources" section on page 23 of the Amendment.

         19. Please expand your disclosures to also address your critical accounting policies and estimates. It appears that it would be appropriate to include a discussion of the accounting applied to the "acquisition" in these disclosures. Please revise accordingly.

         RESPONSE: A new section entitled "Critical Accounting Policies and Estimates" has been added on page 24 of the Amendment.

EXECUTIVE COMPENSATION, PAGE 25

         20. Please provide the summary compensation table required by Item 402(b) of Regulation S-B or advise.

         RESPONSE: The Summary Compensation Table has been added to the section entitled "Management Compensation" on page 28 of the Amendment.

STOCK OPTIONS, PAGE 26

         21. Please include the date the stock options were issued.

         RESPONSE: The first sentence of the "Stock Options" section on page 29 of the Amendment has been revised to include the date of issuance of the stock options.

H. Yuna Peng
Attorney
January 2, 2007
Page 8

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, PAGE 27

         22. Note 4 of Chesapeake Logistics' financial statements indicates that you made payments for "services rendered by members of $48,970 for the six months ended June 30, 2006, and $97,939 and $46,060 for the years ended December 31, 2005 and 2004, respectively." Please disclose all information surrounding these related transactions as required by Item 404 of Regulation S-B or advise.

         RESPONSE: The line item entitled "Members' management services" included in the Statement of Operations and Changes in Members' Equity of Chesapeake Logistics on page 46 of the initial Registration Statement was a misnomer. This line item has been changed to "Officers' compensation" in the Statement of Operations and Changes in Members' Equity of Chesapeake Logistics included on page 49 of the Amendment.

         Similarly, the statement referenced in Comment 22 above and included in
Note 4 to the Chesapeake Logistics Financial Statements on the bottom of page 50 of the initial Registration Statement was an improper characterization of compensation to the officers of Chesapeake Logistics for their services as employees. The statement has been deleted from Note 4 - "Related Party Transactions" at the bottom of page 53 of the Amendment.

         Information regarding the compensation to the officers of Chesapeake Logistics is included in the Summary Compensation Table in the section entitled "Management Compensation" on page 28 of the Amendment. As a result, no additional information regarding compensation of the officers of Chesapeake Logistics is required in "Item 7. Certain Relationships and Related Transactions" on pages 29 and 30 of the Amendment.

DESCRIPTION OF SECURITIES, PAGE 27

         23. You do not have the authority to make the statement on page 28, "[a]ll outstanding shares of common stock are, and the shares being offered hereby will be, fully paid and non-assessable." Please either delete the statement or contribute the statement to counsel.

         RESPONSE: This sentence has been deleted. Please see the final paragraph of the "Common Stock" section at the bottom of page 30 of the Amendment.

H. Yuna Peng
Attorney
January 2, 2007
Page 9

RECENT SALES OF UNREGISTERED SECURITIES, PAGE 30

         24. For each described issuance, please disclose the name of the person who received the securities.

         RESPONSE: The names of the recipients of securities have been added throughout the "Recent Sales of Unregistered Securities" section on pages 33 and 34 of the Amendment, as well as in the "Warrants" section on page 31 of the Amendment.

         25. For securities offered for other than cash, describe the transaction type and amount of consideration received. Refer to Item 701 of Regulation S-B.

         RESPONSE: The second and fourth paragraphs of the "Recent Sales of Unregistered Securities" section on pages 33 and 34 of the Amendment, as well as the second paragraph of the "Warrants" section on page 31 of the Amendment, have been modified.

         26. Please add the stock options disclosed on page 26 that were issued to Regina and Brian Flood.

         RESPONSE: A new final paragraph has been added to the "Recent Sales of Unregistered Securities" section on page 34 of the Amendment.

         27. We note on page 29 that you have 610 shareholders. However, you only disclose four private transactions, all of which happened in 2006. Please ensure that you disclose all private transactions within the past three years pursuant to Item 701 of Regulation S-B.

         RESPONSE: The Company confirms that all private securities transactions within the past three years are disclosed in the "Recent Sales of Unregistered Securities" section of both the initial Registration Statement and the Amendment.

         28. Supplementally explain to us and revise your disclosure throughout your filing to indicate how the 1,080,000 units of ownership in Chesapeake issued for services were valued. We may have further comment on your response.

         RESPONSE: The value of the legal services performed during 2005 was $10,000. The 1,080,000 units of ownership were valued by reference to the aggregate capital contributions to Chesapeake Logistics at the end of 2005. At December 31, 2005, the $10,000 amount represented slightly more than three

H. Yuna Peng
Attorney
January 2, 2007
Page 10

percent of the aggregate capital contributions to Chesapeake Logistics. The 1,080,000 units of ownership of Chesapeake Logistics issued for these services equals three percent of the total number of issued and outstanding units of ownership of Chesapeake Logistics as of January 2, 2006.

         The second paragraph of "Item 4. Recent Sales of Unregistered Securities" on page 33 of the Amendment has been revised to include this information.

FINANCIAL STATEMENTS

LAST MILE LOGISTICS GROUP, INC.

         29. We note that Last Mile Logistics is incorporated in Florida and that Chesapeake Logistics is located in Maryland. As Bouwhuis, Morrill & Company are located in Utah, please confirm that they are licensed to audit a company in each of the above referenced locations.

         RESPONSE: Bouwhuis, Morrill & Company has confirmed to management of Last Mile Logistics Group, Inc. that it is licensed in all requisite jurisdictions.

NOTES TO FINANCIAL STATEMENTS

NOTE 7 - SUBSEQUENT EVENTS, PAGE 41

         30. Supplementally explain to us how the options issued to Regina and Brian Flood on October 2, 2006 to purchase 1,000,000 shares of common stock each were valued and recorded.

         RESPONSE: SFAS 123 (revised 2004) provides that the grant-date fair value of employee share options be estimated using option pricing models adjusted for the unique characteristics of those instruments. Management applied the Black-Scholes option pricing model to estimate the value of the options.

         The inputs for the Black-Scholes option pricing model include the volatility of the common stock and the estimated value per share of common stock. SFAS 123 (revised 2004) provides that, in situations where historical information is unavailable, such as a newly public company, a company is required to use the historical volatility of an appropriate industry sector index. Management has thus utilized the historical volatility of the Dow 20 Transportation Index. By utilizing this Index, management has determined that the expected volatility of the Company's shares of common stock was approximately 21% as of the grant date. In an effort to maintain consistency, management plans to use a similar method to determine expected volatility in the future until it has a history of the volatility of the Company's shares of common stock on which to base its estimates thereafter.

H. Yuna Peng
Attorney
January 2, 2007
Page 11

         Since the Company does not currently have a market-based price for its shares of common stock, management estimated the grant-date stock price based on an industry-based revenue multiple and applied a discount deemed appropriate by management due to the limited size of the Company's current operations. The result is a grant-date estimated fair value of the Company's shares of common stock of $0.036 per share. Management believes that this amount reasonably approximates the fair value per share of common stock as of the grant date.

         The utilization of the amounts set forth above in the Black-Scholes option pricing model generated an option value of $0.001 as of the grant date.

         In accordance with SFAS 123 (revised 2004), option compensation costs shall be recognized over the requisite service period, which is four years under the option agreements, in accordance with a graded vesting schedule. The Company plans to use the graded vesting attribution method per paragraph 42 of SFAS 123 (revised 2004).

         31. We note from the disclosure in part 5 here that, on September 1, 2006, Chesapeake borrowed $100,000 from an unaffiliated third party pursuant to a convertible promissory note. Supplementally tell us and revise your disclosure to indicate the original terms of such convertible note. Include in your response the conversion price, how such conversion price compared to the fair value of the instruments into which the note was convertible, and how the note was recorded in the financial statements.

         RESPONSE: On September 1, 2006, Chesapeake Logistics borrowed $100,000 from Charles H. DeVries, an unaffiliated lender, pursuant to a Convertible Promissory Note. The Convertible Promissory Note bore interest at 9% per annum, was unsecured, was convertible into 1,000,000 units of ownership of Chesapeake Logistics at a conversion price of $0.10 per unit of ownership, and was finally due and payable on March 1, 2007. The fair value of units of ownership of Chesapeake Logistics on September 1, 2006 was $0.036 per unit. Thus, the conversion price assumed a substantial increase in the value of Chesapeake Logistics going forward.

         The first paragraph of the section entitled "Warrants" on page 31 of the Amendment has been revised. The third paragraph of "Item 4. Recent Sales of Unregistered Securities" at the bottom of page 33 and top of page 34 of the Amendment has been revised. In addition, part 5 of Note 7 - "Subsequent Events" on page 45 of the Amendment has been revised. This information is also included in part 4 of Note 7 - "Subsequent Events" on page 64 of the Amendment.

H. Yuna Peng
Attorney
January 2, 2007
Page 12

         32. Supplementally explain to us and revise your disclosure to indicate how the fair value of the warrants to purchase 1,000,000 shares of common stock issued on October 2, 2006 for services described in Part 6 of this disclosure was determined and recorded.

         RESPONSE: Pursuant to SFAS 123 (revised 2004), the value of the warrants was determined based upon the value of the services rendered. SFAS 123 (revised 2004), paragraph 7, provides that, if the fair value of goods or services received by the Company in a share based payment transaction with a non-employee is more reliably measurable than the fair value of the equity instrument issued, then the fair value of the goods or services received by the Company shall be utilized. In this case, management utilized the value of the services received, which was $1,000.

         The second paragraph of the "Warrants" section on page 31 of the Amendment and the fourth paragraph of "Item 4. Recent Sales of Unregistered Securities" at the top of page 34 of the Amendment have been revised. In addition, part 6 of Note 7 - "Subsequent Events" at the top of page 46 of the Amendment has been revised. This information is also included in part 5 of Note 7 - "Subsequent Events" on page 64 of the Amendment.

CHESAPEAKE LOGISTICS, LLC

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS, PAGE 48

         33. From your disclosure we note that Chesapeake is engaged in the businesses of small package courier delivery as well as the home delivery of large consumer goods. We did not note a separate discussion of business segments in the financial statements provided for Chesapeake Logistics. Supplementally explain to us why you feel that classification in one business segment is appropriate, or provide the disclosures required by paragraphs 25-39 of SFAS 131 for the two business segments identified.

         RESPONSE: SFAS 131 provides that operating segments are components of an enterprise for which separate financial information is available, and evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. In the case of Chesapeake Logistics, both courier and freight services are managed by the same personnel, separate cost information is not available and is not used to assess performance. In addition, while some customers present obvious differences by type of merchandise delivered, such as the delivery of small packages as opposed to furniture, others represent a mix of several types of items. Thus, there are no clear separate reporting segments as defined in SFAS 131 at this time and management is of the belief that it is appropriate to classify the Company's operations in one business segment at this time.

H. Yuna Peng
Attorney
January 2, 2007
Page 13

         Management understands, however, that it is possible that a determination may be made in the future that the Company has developed more than one reportable operating segment. In such event, the Company will report based on those segments.

NOTE 3 - GOODWILL, PAGE 50

         34. We note the disclosure here that Chesapeake has performed the required goodwill impairment test and that goodwill, comprising nearly $700,000 of total assets of $1,131,000, is not considered to be impaired as of the latest balance sheet date of June 30, 2006. We also note a history of increasing losses over the last 18 months as well as the issuance of a going-concern opinion. Supplementally explain to us how you have determined that no impairment of goodwill is necessary given these circumstances. We may have further comment on your response.

         RESPONSE: In the case of the Company, SFAS 142 provides that goodwill shall no longer be amortized, but needs to be tested for impairment at least annually. This impairment determination is based on the fair value of the organization, compared with the net amount of its assets and liabilities. Pursuant to SFAS 142, paragraph 25, a valuation method based on multiples of earnings or revenue may be appropriate, and management has determined that using a revenue multiple would be an appropriate valuation method in this case.

         Using actual market values and revenue amounts published for the third party logistics industry in the July 2006 Logistics & Transportation Market Update, from Ewing Bemiss & Co., an investment banking firm, management calculated a value to revenue multiple for the six companies reported of 2.04. With the Company's projected annual revenues of $1.75 million for 2006, and even applying a 95% discount to the 2.04 industry multiple, the current goodwill value of $698,320 on the Company's books, is lower than the calculated estimated goodwill value. As a result, it is management's opinion that there has been no impairment of the stated goodwill of $698,320.

         Management acknowledges its obligation to continue to evaluate, at least annually, the carrying value of goodwill and to evaluate it for impairment in the future in accordance with SFAS 142.

NOTE 4 - RELATED PARTY TRANSACTIONS, PAGE 50

         35. We note from disclosure elsewhere in your filing that the Floods have granted loans to Chesapeake on several occasions, and that significant amounts were granted and paid off during the years presented in the filing. Supplementally explain to us how interest on these loans has been considered, calculated and recorded in Chesapeake's financial statements. Refer to the guidance in SAB Topic 5T.

H. Yuna Peng
Attorney
January 2, 2007
Page 14

         RESPONSE: The loans from the Floods were intended as short-term bridge loans and did not carry terms. In considering the guidance set forth in SAB Topic 5T, management is of the view that the treatment is appropriate considering the short-term nature of the loans, the fact that most of the short-term loans have been repaid, and any resulting interest expense would not have been material.

         In the third and fourth quarters of 2006, the Floods provided new loans of substantially greater value to Chesapeake Logistics. These loans are of a longer term in nature and include appropriate terms and accrue interest at the prime rate. These loans have been appropriately documented in a promissory note.

         Please see the added disclosure in "Item 7. Certain Relationships and Related Transactions" on page 30 of the Amendment, as well as in the added disclosure in Note 5 - "Related Party Transactions" on page 71 of the Amendment. Please also note that the Promissory Note to the Floods has been filed as
Exhibit 10.14 to the Amendment.

NOTE 8 - COMMITMENTS AND CONTINGENCIES, PAGE 52

         36. Supplementally tell us and revise your disclosure to indicate whether the leases to which you are a party contain escalation clauses, and if so, whether you have recorded rent expense on a straight-line basis.

         RESPONSE: The Company's warehouse lease has an escalation provision that increases the monthly rent to $10,364 effective in September 2007. Please see the revised disclosure in "Item 3. Description of Property" on the top of page 25 of the Amendment, as well as in Note 8 - "Commitments and Contingencies
- Operating Lease - Facility" on page 55 of the Amendment and in Note 9 - "Commitments and Contingencies--Operating Lease--Facility" on page 73 of the Amendment.

         The Company's lease with Ryder Truck Rental, Inc. is subject to annual escalations based on increases in the Consumer Price Index. Please see the revised disclosure in Note 8 - "Commitments and Contingencies - Operating Lease
- Vehicles" on page 56 of the Amendment and Note 9 - "Commitments and Contingencies--Operating Lease--Vehicles" on page 74 of the Amendment.

         For each of these leases, the Company records expenses based on the amount owed in the period, and not on a straight line basis.

H. Yuna Peng
Attorney
January 2, 2007
Page 15

LAST MILE LOGISTICS GROUP, INC. AND SUBSIDIARY

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET, PAGE 55

         37. Pro forma financial information should be accompanied by an introductory paragraph which briefly sets forth a description of the transaction, the entities involved and the periods for which the pro forma information is presented. In addition, an explanation of what the pro forma presentation shows should be set forth pursuant to Rule 11-02(b)(2) of Regulation S-X. We are particularly concerned that you do not clearly identify the nature of this combination or describe your proposed accounting methodology in any of your narratives or footnotes. Please revise your filing accordingly.

         RESPONSE: An introductory section entitled "Description of Acquisition Transaction" and satisfying the requirements of Rule 11-02(b)(2) of Regulation S-X has been inserted before the Unaudited Pro Forma Condensed Combined Balance Sheet on page 76 of the Amendment.

         38. In this regard, given the facts and circumstances you disclose in your filing, we assume that the transaction qualifies as a reverse acquisition. If our assumption is not correct, please explain how you have considered the guidance set forth in paragraph 17 of SFAS 141. Further, as the issuer is a shell company and the operating entity appears to be the acquiring entity for financial reporting purposes, the combination appears to qualify as a "recapitalization." If true, it appears that there would be no credit to equity recorded for the fair value of the assets of this particular shell company and that the historical financial statements would become those of the operating company. Please revise your filing to clarify these facts or supplementally tell us why our conclusions are not correct. We may have further comments upon review of your response.

         RESPONSE: Management concurs that the transaction qualifies as a reverse acquisition. Management also concurs that the combination qualifies as a recapitalization. These matters are described in the section entitled "Description of Acquisition Transaction" on page 76 of the Amendment.

         39. As a related matter, it appears that the operating company will become taxable as a result of the acquisition. If true, discuss the consideration given, by analogy, to the guidance set forth in Topic 4-B of the Staff Accounting Bulletins.

         RESPONSE: Management concurs that Chesapeake Logistics, the operating company, will become taxable as a result of the acquisition. The Company has applied the provisions of SAB Topic 4-B, with the equity of Chesapeake Logistics

H. Yuna Peng
Attorney
January 2, 2007
Page 16

as of the acquisition date reclassified to additional paid in capital of Last Mile Logistics Group, Inc., with the exception of the accumulated deficit. This portion of Chesapeake Logistics' equity is recorded for accounting purposes at the historical value of the operating company, and reflected in the pro forma adjustments in the Unaudited Pro Forma Condensed Combined Balance Sheet on page 77 of the Amendment.

         40. We note that you have not completed the loss per share line items in the pro forma income statements. In this regard, please note that if the combination qualifies as a recapitalization, the pro forma income statements are not required. Please revise or advise, as appropriate.

         RESPONSE: Management concurs that the combination qualifies as a recapitalization. Therefore, only the Unaudited Pro Forma Condensed Combined Balance Sheet has been included on page 77 of the Amendment

OTHER

         41. Please update the financial statement and related disclosures included in the Company's Form 10-12(b) registration statement in accordance with Item 310(g) of Regulation S-B.

         RESPONSE: Please note that the following new financial information has been included at pages 58 through 75 of the Amendment:

Last Mile Logistics Group, Inc. Unaudited Financial Statements:

         Balance Sheet (unaudited) as of September 30, 2006;

         Statement of Operations (unaudited) for the nine months ended September 30, 2006;

         Statement of Cash Flows (unaudited) for the nine months ended September 30, 2006; and

         Notes to Financial Statements.

Chesapeake Logistics Unaudited Financial Statements:

         Balance Sheet (unaudited) as of September 30, 2006;

         Statements of Operations (unaudited) for the nine months ended September 30, 2006 and September 30, 2005;

H. Yuna Peng
Attorney
January 2, 2007
Page 17

         Statements of Cash Flows (unaudited) for the nine months ended September 30, 2006 and September 30, 2005; and

         Notes to Financial Statements.

         Also please note that a new replacement section entitled "Nine Months Ended September 30, 2006" has been included in "Item 2. Management's Discussion and Analysis" on pages 22 and 23 of the Amendment in replacement for the section entitled "Six Months Ended June 30, 2006 included in the initial Registration Statement.

         I trust that the foregoing addresses the concerns raised in your December 4, 2006 letter. Your prompt review of the Amendment would be greatly appreciated. Should you have any questions or require any additional information, please feel free to contact me.


                                   Sincerely,

                                   /s/ Gary D. Lipson

                                   Gary D. Lipson
GDL\sh
Enc.